FORM 10-SB
                                 Amendment No. 3

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                              VIRILITEC INDUSTRIES, INC.
                 (Name of Small Business Issuer in its charter)

          Delaware                                      11-3447894
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                         Identification No.)

100 Cedarhurst ave., Suite 201, Cedarhurst, New York                  11516
(Address of principal executive offices)                            (Zip Code)

                            1-800-775-0712 ext. 4144
                           (Issuer's Telephone Number)

                                  718-387-5331
                              (Issuer's Fax Number)


Securities to be registered under Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered

----------------------------------  --------------------------------------

----------------------------------  --------------------------------------

           Securities to be registered under Section 12(g) of the Act:
                                  Common Stock
                                (Title of Class)

                                  Page 1 of ___

PART I.

Item 1. Description of Business.

(a) Business Development

Virilitec Industries, Inc. ("Virilitec", or the "Company"), a Delaware corporation, was organized on August 11, 1998. The Company has not been involved with any bankruptcy, receivership or similar proceedings. The Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

         The  Company  was  formed  to  license   and   distribute   a  line  of
bioengineered virility nutritional supplements, designed to enhance human male sperm count and potency (the "Product"). The product is a nutritional supplement derived from natural materials and compounds. While the Company believes it contains properties that could stimulate human male sperm production and sexual virility, it does not make any claims whatsoever that the product does in fact induce the desired results. The Company has not clinically tested the product, nor has it been clinically tested in a previous formulation. There is no statistical data to support any claims of effectiveness and the Company makes no such clinical claims. In this manner, the product could be compared to a vitamin or herb, in that it is a nutritional supplement taken by individuals who believe that such supplements will have an effect upon a certain condition whether or not such result has been determined clinically to be a product of utilizing the supplement. There are other nutritional supplements that claim to have similar effectiveness as the Company's Product. However, to the Company's knowledge, none of them have demonstrated recognized clinical effectiveness.

         Management believes that the current success and widespread coverage generated by Pfizer's Viagra(R) has positioned the market to be receptive to the introduction of a naturally derived nutritional supplement that is cheaper and may produce a positive effect upon male potency. As such, the Company entered into an agreement with Vitahealth Scientific, Inc., a New York corporation ("Vitahealth"), regarding the distribution of its nutritional supplement geared toward enhancing male potency and sperm count. Management believes that it can be successful in capitalizing on the market awareness of concerns over male potency by introducing the Product into worldwide markets.

         Due to the nature of the Product, and the high cost of qualifying for US FDA approval, management determined that the best way to market the Product initially was to pursue sales internationally. The Company has not gotten any professional or governmental opinion that it would not be subject to governmental regulation in those countries in which the Company intends to sell the Product. However, in the Company's research of the market (via the internet, contacts with other providers of nutritional supplements and informal discussions with counsel), the Company has found overseas markets to be much more liberal in regulation than the United States. In fact a principal of Vitahealth (the Company's supplier) has sold a similar product to the overseas market without governmental regulatory involvement. As such, the Company has identified independent sales agents in England and Israel where it could, in the opinion of management, successfully introduce the Product with little or no regulatory approval needed. Due to the delays involved with commencing Product production, the Company was uncertain as to the start of the sales process and could not, in good faith, make commitments to potential distributors.

                                 Page 2 of ___

        As such, management has delayed interviewing  potential distributors in
other  countries.   As  soon  as  initial  sales  via  the  Israel  and  England distributors are processed, the Company will resume its efforts to identify and engage additional international distributors.

         Vitahealth has sold a nutritional supplement designed to enhance male potency and sperm count in the past. However, Vitahealth recently reformulated its product to produce what it believes will be a Product with greater efficacy in producing the desired results. Vitahealth is in the process of opening a new manufacturing facility in Jerusalem, Israel where the Product will be manufactured. In conjunction with the reformulation of the Product, Vitahealth also revamped its production line, and is in the process of purchasing all new commercial grade production and encapsulation equipment intended to allow it to produce the Product at a high volume. The facility is expected to have full certification from the Israel Department of Health. The certification from the Israel Department of Health is not a drug review or certification of the product itself. The facility is being built with "off the shelf" equipment, under standard health procedures. One of the principals of Vitahealth has previously manufactured a similar product in Israel, and is well versed in the applicable regulations. The production facility was designed and constructed under his direct supervision. The certification from the Israeli Department of Health is akin to certification from any local health department. They verify that the premises are clean and sanitary for the usage intended. As construction is supervised by an individual who is experienced with the health requirements, the Company expects that there should be no problem in the issuance of its certification.

         The industry is extremely fragmented. There are many small operators - companies or individuals that sell nutritional supplements, and as such it is difficult to accurately determine what market share a specific vendor has. Additionally, while a principal of the Company's supplier has sold an earlier version of the Product, the Company is in the start up phase of selling its first product, and as such has no established position in the industry.

         There are currently many purveyors of nutritional supplements. The Company intends to compete by placing a focused advertising campaign with testimonial information (when available), and by referral. Management believes the product will produce the desired effect upon its users, and that the success of those users will prompt others to add the Company's nutritional supplement to their diet.

Licensing and Distribution Agreement

         On August 25, 1998, the Company entered into a 50 year Licensing and Distribution Agreement with Vitahealth, whereby the Company was granted exclusive rights to distribute the Product. Under terms of the agreement, the Company's independent sales agents will place sales orders directly with Vitahealth, which will fill such orders. The sales agents will pay Vitahealth upon order placement, and Vitahealth, acting as collections agent for the Company, will forward the Company's portion of the sales proceeds to the Company. Vitahealth has agreed to periodic reviews of its order receipts in order to ensure that the Company is receiving its appropriate revenue.

         The Company has paid an initial non-refundable one time $8,500 licensing fee to Vitahealth. The Company will also pay Vitahealth an annual fee of $10,000, beginning 90 days after the Product is manufactured and ready for delivery to the Company's agents and then annually thereafter on the anniversary of the first payment's due date, as long as the Licensing and Distribution Agreement has not been terminated for any reason before the date such payment is due. The agreement also calls for Vitahealth to be paid $1.45 per capsule of the product - to be sold in thirty day supplies (the Product's expected minimum usage period before a user would potentially achieve positive results).

                                 Page 3 of ___

         The Company expects to distribute the Product to its sales agents for $1.85 per capsule (thereby making $0.40 per capsule), and the Company's independent sales agents are projected to sell them for approximately $2.15 to $2.25 per capsule.

         Because the Product is in the final stages of reformulation and Vitahealth has not yet completed construction of its manufacturing facility, the Company has allowed Vitahealth a 95 day period from the signing of the Licensing agreement before the Product shall be ready for production and sale. Should the Product not be ready at such time, the Company has the right to either terminate the agreement within the next 30 days or extend the production deadline. As of this date, the production facility has not yet been completed. The Company and Vitahealth have agreed to extend the 95 day production deadline until September 30, 1999, when it believes the Product will be available. Vitahealth had originally planned to lease and construct the facility based on commitments made to Vitahealth by the Company regarding the initial licensing fee and ongoing support. Because the Company's financing via its offering did not proceed according to management's initial timetable, the Company could not honor those commitments on a timely basis. As such, Vitahealth had to abandon the original site selected for its production facility. As it now had a new time window available due to the financing delays, Vitahealth decided to reformulate the Product and to try to refine the production run. When the Company completed its offering, the reformulation was not yet finished. Once the reformulation was completed, Vitahealth had to reselect a site and negotiate tenancy as well as redesign and outfit the production facility in the new plant. Management has been assured by Vitahealth that the facility will be ready by September 30, 1999.


         Vitahealth and the Company have agreed upon certain minimal sales quotas to be maintained for the agreement to remain in effect. Should the sales levels fall below the sales quotas, the Company shall have the right to terminate the Licensing and Distribution Agreement. The sales quotas follow the following schedule; a) within the 2nd month of production and sales - a minimum of 22,500 capsules, b) within the 3rd month of production and sales - a minimum of 55,000 capsules, c) within the 6th month of production and sales - a minimum of 150,000 capsules, d) a minimum of 200,000 capsules for every month following the end of the 6th month of production and sales of the product. There is also a 10% increase in the sales quota effective annually on January 1, beginning January 1, 2000.

Marketing and Growth

         With the broad based recognition of products such as Pfizer's Viagra(R), Management believes the market is ready for the introduction of nutritional supplements designed to enhance human male potency and sperm count on a long term basis. Should the Company begin distribution of this Product domestically, it will be subject to regulation by the U.S. Food and Drug Administration ("FDA") and most likely also by the Federal Trade Commission ("FTC") but possibly under similar circumstances as standards applied to other mainstream food company product lines. However, certain more stringent regulations can be applied by the FDA and FTC to companies making health and/or nutritional claims beyond those approved by existing regulations. While the Company does not believe the more stringent regulations will apply, it cannot be certain. Therefore, the Company intends to distribute the Product internationally, at least initially.

         The Product will be subject to regulation by the presiding jurisdictional drug and/or food regulatory commissions of the countries in which the Company intends to distribute the Product. While the Company does not believe that any regulations will apply to the distribution of the Product within the various countries in which it intends to initiate distribution, it cannot be certain. At this time the Company has selected the countries of Israel and England as its initial markets. Management believes that the regulatory


                                 Page 4 of ___
requirements of those countries to be such that the Company will be able to launch sales in those countries without concern of violating food and/or drug regulations. The Company intends to increase its distribution to such additional countries as allow for the sale of the Product without expensive regulatory approval.

         The Company is presently in the process of selecting qualified sales agents to be its direct representatives in the countries the Company will market the Product. The Company intends to support its sales agents with focused media (internet, magazine, newspaper) advertisements introducing the Product designed to heighten awareness of the availability of alternative products to enhance human male sperm count and potency such as the Product. The Company will also endeavor to provide its sales agents with promotional materials containing testimonials (when available) from users of the Company's products.

Acquisitions

         The Company has no specific acquisition plans at this time.

Compensation of Officers

         The only officer to receive any cash compensation will be the President who will receive an annual salary of $40,000, which has been waived until October 1999, at which time the Company expects full production of the Product.

Compensation of Directors

         Each Director of the Company will receive 5,000 restricted Shares of the Common Stock of the Company per year, provided they attend no less than 50% of the Board of Directors meeting in that year.

Employees

         Mrs. Bella Roth, the Company's President, is the Company's only full time employee. The Company intends to retain marketing and public relations consultants as necessary.

Special Note Regarding Forward-Looking Statements

                  Some of the statements under "Plan of Operations," "Business" and elsewhere in this registration statement are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained herein that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements.

                                 Page 5 of ___

Item 2.  Plan of Operation.

The following discussion should be read in conjunction with the financial statements and related notes which are included elsewhere in this prospectus. Statements made below which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions and our ability to market our product.

Plan of Operation

As noted in Item 1 above, the Company is currently waiting for the initial production date ofthe Product. Until the production facilities of its supplier, Vitahealth Scientific, Inc. are operational, the Company cannot begin to market the Product with an expectation to be able to deliver goods within a reasonable amount of time. The Company has been advised by Vitahealth that it expects to begin delivery of the Product by September 30, 1999.

Vitahealth had originally planned to lease and construct the facility based on commitments made to Vitahealth by the Company regarding the initial licensing fee and ongoing support. Because the Company's financing via its offering did not proceed according to management's initial timetable, the Company could not honor those commitments on a timely basis. As such, Vitahealth had to abandon the original site selected for its production facility. As it now had a new time window available due to the financing delays, Vitahealth decided to reformulate the Product and to try to refine the production run. When the Company completed its offering, the reformulation was not yet finished. Once the reformulation was completed, Vitahealth had to reselect a site and negotiate tenancy as well as redesign and outfit the production facility in the new plant. Management has been assured by Vitahealth that the facility will be ready by September 30, 1999.

The Company has interviewed sales agents only in Israel and England, and has identified agents it intends to retain as distributors as soon as production commences. Because of the delays involved with commencing Product production, the Company was uncertain as to exactly when such agents could begin the sales process and could not, in good faith, make commitments to potential distributors. As such, management has delayed interviewing potential distributors in other countries. As soon as initial sales via the Israel and England distributors are processed, the Company will resume its efforts to identify and engage additional international distributors.

The Company intends to allow each master distributor exclusive rights within his/her own country. Any sales generated in their territory shall be for the sole benefit of the sales agents. When a sales agent becomes a distributor for the Company, they agree to purchase the Product from the Company for $1.85 per capsule, and the Company's independent sales agents are projected to sell them for approximately $2.15 to $2.25 per capsule. However, the sales agents can sell the capsules at whatever price they determine. The sales agents compensation is the difference between what they pay the Company for the product and the price they sell the Product.

At the present time, management has full faith in Vitahealth's ability to deliver the Product on schedule. However, the Company cannot guarantee that additional production delays will not further delay the commencement of sales and distribution. Currently, management is prepared to give Vitahealth every opportunity to complete the production facility, even at the cost of postponing the production deadline again. While management continually reviews the status of the production facility to determine when the Company will begin sales there are no plans or intentions at this time to exercise the Company's right to terminate the Vitahealth agreement due to missing the production deadline.

                                 Page 6 of ___

As the Company has not yet begun to sell the Product, it is difficult for management to evaluate the growth curve of Product sales. Additionally, it is expected that the delays involved with initiating production has tarnished the earlier market 'excitement' for human sexual virility and potency products created by Viagra(R). When considering those factors, Management believes it is likely that the initial sales quotas will not be met and it will have a right to terminate the Vitahealth Agreement pursuant to the sales quota clauses present in the agreement. Having considered the various factors involved with its right to terminate the agreement based on sales quota requirements, management has no plans to do so at this time. It is management's opinion, that there is a market for a human sexual potency nutritional supplement and is fully committed to providing Vitahealth with the opportunity to be the sole supplier of such a product to the Company. While the Company will review the sales numbers as sales are commenced, and retains the right to reevaluate its position on an ongoing basis, there are no plans or intentions at this time to exercise the Company's right to terminate the Vitahealth agreement due to sales quotas for at least three months following initial production and sale of the Product.

The Company expects to fund $4,000 of initial advertising in health journals and media so distributors will have such publications in hand for sales purposes. The Company also intends to use the Internet for advertising as that currently allows the greatest visibility for very small costs. In fact, the Company believes that it may be able to obtain free access on certain websites looking for products such as the Company's. Subsequently, the company intends to reserve 20% of revenues for ongoing advertising and marketing up to $10,000 (in advertising expenditures - or $50,000 total revenues) monthly per country, and 10% of all additional revenues.

While the Company is committed to retaining Vitahealth as its supplier, there is no guarantee that Vitahealth's production delays or lack of product salability as evidenced by underpreforming the sales quotas will not necessitate the eventual termination of the Vitahealth agreement. Should the agreement be terminated for any reason, the Company at this time intends to locate another provider of human sexual potency and virility nutritional supplements to become its supplier. There is no guarantee that the Company will be able to locate and retain such a provider and the Company has not even begun to attempt to locate one. The Company continually evaluates the business market to attempt to place itself at the most profitable position. While the Company currently intends to continue to operate as discussed, there can be no guarantee that uncontrollable variables will not force a substantive change in the Company's operation or plans of operation.

At present the only cash outlay of the Company is in banking fees and in legal and accounting fees incurred by the Company as it prepares filings associated with being a reporting company (quarterly unaudited reports, annual reports, etc.). Management believes there is enough cash on hand to fund such activities for the next 12 months. When the Company becomes operational, further costs (such as salary for Mrs. Roth) are expected to be covered by revenue generated by the Company's sales. The agreement with Mrs. Roth calls for her to be paid up to $40,000 from the proceeds of sales of the Product. Should sales levels not allow for her to receive her full compensation, she will receive compensation from available funds after the Company satisfies all its other obligations. The only other anticipated expense not currently provided for is the advertising budget. Management is currently exploring various options including the sale of additional stock and/or warrants, bank financing or personal loans by management or family members. Other than as specifically identified, the Company does not forsee the need to raise additional funds in the next 12 months.

The Company does not expect to conduct any product research and development or to purchase or sell a plant or significant equipment. The Company intends to retain marketing and public relations consultants as necessary, and to hire support staff for its President only if warranted by its sales volume on an as needed basis.

                                 Page 7 of ___

Item 3.  Description of Property.

The Company maintains its corporate offices rent free through April 30, 1999 at an office of one of its shareholders at 100 Cedarhurst Ave, Suite 201, Cedarhurst, NY 11516. The Company has agreed to either sublet the space it is currently using at a cost of $150 monthly, or to relocate its office to another location on the first day of the month commencing after the Product is available.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners

None.

(b) Security Ownership of Management




                           Name and Address.         Amount and Nature
Title of Class             of Beneficial Owner       of Beneficial Owner                Percent of Class
Common Stock               Bella Roth                 3,825,000(1)                           82.96%
                           543 Bedford Ave.
                           Brooklyn, NY

Common Stock               Moshe Laufer                 175,000(2)                             3.8%
                           172 Rodney Street
                           Brooklyn, NY

Common Stock               Arnold Lipton, M.D.          100,000(3)                            2.17%
                           225 West 86 Street
                           New York, NY

Common Stock               All Directors and          4,100,000(4)                           88.93%
                           Executive Officers
                           as a Group



(1) Includes underlying securities for 325,000 options to purchase additional shares of common stock.
(2) Includes underlying securities for 75,000 options to purchase additional shares of common.
(3) Includes underlying securities for 75,000 options to purchase additional shares of common. (4) Includes underlying securities for an aggregate of 475,000 options to purchase additional shares of common stock.

(c) Changes in Control

None.

                                 Page 8 of ___

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers.

Name                                Age                 Position
Bella Roth                          48        President & Chairman of the Board
Arnold A. Lipton, M.D.              68        VP - Scientific Advisor & Director
Moshe Laufer                        39        Secretary/Treasurer & Director

Directors serve for five year terms.

Bella Roth - President & Chairman of the Board of Directors - Mrs. Roth founded the Company in August 1998, and has been its President and Chairman of the Board since inception. From 1988 to 1995 Mrs. Roth was Treasurer, Secretary and a Director of J.R. Consulting Incorporated, a publicly traded holding company. From 1996 to 1998, Mrs. Roth was involved in various community projects as she searched for a business opportunity. From 1983 to 1987 she was an officer and Director of Innovative Medical Technologies, a public company involved with the development and marketing of electronic medical devices.

Arnold A. Lipton, M.D. - Vice President & Director - has been a Vice President, the scientific advisor and a Director of the Company since August 17, 1998. Dr. Lipton is a physician in private practice in Brooklyn, NY since 1970, with a specialty in Obstetrics and Gynecology. Dr. Lipton holds an M.D. from Lausanne Medical School, a Masters in Science from the Philadelphia College of Science, and a Bachelors of Science from the Brooklyn College of Pharmacy. Dr. Lipton is a member of the New York State Medical Society and the Kings County Medical Society.

Moshe Laufer - Secretary/Treasurer & Director - Mr. Laufer has been the Secretary/Treasurer and a director of the Company since its inception. From 1995 to 1998 he has been primarily occupied with managing his investment portfolio and pursuing various personal and professional interests. From 1986 to 1995 Mr. Laufer was a licensed distributer of NY Bottling, Inc. a company engaged in the bottling and distribution of soft drinks in the Northeastern United States. Mr. Laufer is the brother-in-law of Mrs.
Roth.

(b) Significant Employees

None

(c) Family Relationships

Mr. Laufer is the brother in law of Mrs. Roth. There are no other family relationships among directors or executive officers of the Company.

(d) Involvement in Certain Legal Proceedings.

None.

Item 6.  Executive Compensation.

(a) General

Commencing November 12, 1998, the Company has agreed to pay Mrs. Bella Roth, its President & Chairman of the Board of Directors, an annual salary of $40,000.

                                 Page 9 of ___

         Mrs. Roth's compensation has been waived until October 1999. Mrs. Roth provides her services on a full-time basis. While the Company did not pay Mrs. Roth any salary through May 1999, the Company's financial statements for that period reflect the pro-rata amount under general and administrative expenses with a corresponding amount in paid-in-capital. Similarly $52,500 is reflected as "other compensation expense" and additional "paid-in-capital" on the Company's financial statements. No executive officer or employee of the Company is paid more than $100,000 per year in salary and benefits.

(b) Summary Compensation Table




                           SUMMARY COMPENSATION TABLE
Name and                                                        Other             Long-term
Principal Position         Year       Salary           Bonus    Compensation      Compensation: Options (1)
------------------         ----     -------------    -------    ------------    -------------------------
Bella Roth                 1998     $31,282(3)          0        $50,000(2)    325,000 options worth $0
President &
Chairman

Arnold Lipton, M.D.        1998          0.             0        $ 2,500(2)     75,000 options worth $0
V.P.-Scientific
Advisor &
Director

Moshe Laufer               1998          0.             0         0              75,000 options worth $0
Secretary,
Treasurer &
Director


(1) Based on the Company's Offering Memorandum dated September 25, 1998, in which the Shares of the Company's stock was sold for an arbitrarily determined price of $1.00 per share for unrestricted shares of the Company's of common stock, the relatively high exercise price and the limited time before the Options expire, the options are essentially valueless.

(2) Consists of shares purchased at par value which for accounting purposes are being valued at $.10.

(3) Reflects amounts recorded on Company's financial statements as compensation.

(c) Options/SAR Grants Table

                        OPTION GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)




                                            % of Options               Exercise Price
Name             Number of Options          Granted (1998)             (per share)             Expiration
-----            ------------------         ----------------           ------------------      -----------
Bella Roth       175,000                    36.84                      $2.50                    11/12/01
                 150,000                    31.58                      $4.00                    11/12/01
         Total   325,000                    68.42
                ========                    =====

Arnold Lipton, M.D.
                  25,000                     5.26                      $2.00                    11/12/01
                  50,000                    10.53                      $3.00                    11/12/01
         Total    75,000                    15.79
                ========                    =====

Moshe Laufer
                  25,000                     5.26                      $2.50                    11/12/01
                  50,000                    10.53                      $4.00                    11/12/01
         Total    75,000                    15.79
                ========                    =====


(d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

                                 Page 10 of ___

None

(e) Long Term Incentive Plan ("LTIP") Awards Table

None

(f) Compensation of Directors

Commencing January 1, 1999 each Director shall receive 5,000 restricted shares annually. Said compensation is contingent upon attendance at no less than 50% of that year's Board of Director's meetings.

(g) Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

The Company has no employment contracts with any of its executive officers. Mrs. Bella Roth serves as President of the Company for $40,000 annually, and will continue to serve under such terms without the benefit of an employment contract. There are no provisions for compensation to be paid to any executive officer or director of the Company upon the termination of their services by either party or by the actions of a third party.

(h) Report on Repricings of Options/SARs

None.

Item 7.  Certain Relationships and Related Transactions.

None.

Item 8. Legal Proceedings

None

Item 9.  Market Price for Common Equity and Related Stockholder Matters.

(a) Market Information

There is no public trading market for the Company's securities.

The Company currently has 42,100 class A warrants issued and outstanding. Each Warrant entitles the holder to purchase one Share of restricted Common Stock at an exercise price of $10.00, subject to adjustment, through the first anniversary of the date the Company's Shares are initially approved for trading in any public market.

Under the terms of the Company's licensing agreement, the Company has agreed to grant Vitahealth stock options to purchase up to 300,000 additional restricted shares of the Common Stock of the Company for a period of 5 years beginning June 30,1999 according to the following schedule:

Date Option to be Effective      Amount of Options    Exercise Price (per Share)
---------------------------      -----------------    --------------------------
         6/30/1999                  100,000                           $10.00
         11/30/1999                 100,000                           $10.00
         6/30/2000                  100,000                           $10.00

                                 Page 11 of ___

These options shall become effective only in the event the Licensing and Distribution agreement between the Company and Vitahealth is still in effect on the date the options are due to be effective. The options have no registration rights. See "DESCRIPTION OF BUSINESS - Licensing And Distribution Agreement."

         The Company has also granted stock options to the following officers to purchase additional shares of common stock of the Company according to the following schedule:

Name of Option Holder      Amount of Options         Exercise Price (per Share)
----------------------     -------------------      ---------------------------
Bella Roth                        175,000                            $2.50
Bella Roth                        150,000                            $4.00
Arnold Lipton, M.D.                25,000                            $2.00
Arnold Lipton, M.D.                50,000                            $3.00
Moshe Laufer                       25,000                            $2.50
Moshe Laufer                       50,000                            $4.00

The shares underlying the options have no registration rights.

Of the 4,667,100 shares of common stock outstanding, 3,625,000 are currently subject to the resale restrictions and limitations of Rule 144. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate, or persons whose shares are aggregated with affiliates, who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding shares of the same class. In the event the shares are sold on an exchange or are reported on the automated quotation system of a registered securities association, you could sell during any three-month period the greater of such 1% amount or the average weekly trading volume as reported for the four calendar weeks preceding the date on which notice of your sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

(b) Holders

There are approximately 119 holders of the Company's common stock, and approximately 9 holders of the Company's Class A Warrants.

(c) Dividends

The Company has had no earnings to date, nor has the Company declared any dividends to date. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future, as it intends to use earnings, if any, to generate growth.

Item 10.  Recent Sales of Unregistered Securities.

On August 16, 1998, Bella Roth purchased 3,000,000 restricted shares of the Company at par value as a founder of the Company. On August 16, 1998, Moshe


                                 Page 12 of ___

Laufer purchased 100,000 Shares at par value as a founder of the Company. On August 17, 1998 the Company agreed to retain Dr. Arnold Lipton wherein he would become a Vice President of Scientific Advisory to the Company and a Director of the Company, in exchange for 25,000 restricted shares of the common stock of the Company. On September 18, 1998, the Company retained Mr. Ulf Jacobson as international counsel to the Company for a period of 1 year, in exchange for 50,000 restricted shares of the common stock of the Company. These sales were exempt from registration as not being "public" offerings pursuant to Section 4(2) of the Securities Act.

On August 18, 1998, the company sold an aggregate of 1,370,000 Shares to investors (including 500,000 shares to Bella Roth) for $0.001 (or an aggregate of $1,370) pursuant to an exemption from registration under Rule 504 and pursuant to appropriate State filings or exemption from State registrations as applicable. On August 20, 1998 the Company sold an aggregate of 10,000 Shares to investors for $.01 per share (or an aggregate of $100) pursuant to the same exemption from Federal registration and appropriate State filings or exemption from State registration noted above. From August 21, 1998 through August 25, 1998 the Company sold an aggregate of 15,000 Shares to investors for $0.10 per Share (or an aggregate of $1,500) pursuant to the same exemption from Federal registration and appropriate State filings or exemption from State registration noted above.

On September 25, 1998 the Company offered to the public no less than 10,000 and up to 460,000 Units (each Unit consisting of one Share of Common Stock and one redeemable Class A Warrant. Each Warrant entitles the holder to purchase one Share of restricted Common Stock at an exercise price of $10.00, subject to adjustment, through the first anniversary of the date the Company's Shares are initially approved for trading in any public market), at a price of $1.00 per Unit, for an aggregate of no less than $10,000 and up to a maximum of $460,000, pursuant to the exemption from Federal registration contained in Rule 504 and appropriate State filings or exemption from State filings. On November 11, 1998 the Company had an initial closing on the offering for 38,100 units or an aggregate of $38,100. The Company held subsequent closings 2,500 additional units or an aggregate of $2,500. The total amount of units sold under the September 25, 1998 offering were 42,100 units for an aggregate total of $42,100.

No commissions or discounts were paid or given to any person or entity in any of the Company's sales of securities. There were no underwriters or securities brokers or securities dealers involved in the offering in any way; the shares were sold by management on a best efforts basis.

Item 11.  Description of Securities.

(a) Common or Preferred Stock

         The Company is authorized to issue 20,000,000 shares of Common Stock, $0.0001 par value, of which 4,667,100 shares were issued and outstanding as of the date hereof. Each outstanding share of Common Stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meetings of the stockholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

                                 Page 13 of ___

         Holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the individuals holding Common Stock with voting rights to more than 50% of eligible votes, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

(b) Debt Securities.

The Company has not issued any debt securities to date.

(c)Other securities to be Registered

Class "A" Warrants

Each Warrant entitles the holder to purchase one Share of restricted Common Stock at an exercise price of $10.00, subject to adjustment, through the first anniversary of the date the Company's Shares are initially approved for trading or quotation in any public market.

Item 12.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation contains provisions relating to the indemnification of director and officers and the Company's By-Laws extends such indemnities to the full extent permitted by Delaware law.

The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

Item 13.  Financial Statements.

The financial statements are included at the end of this Registration Statement, prior to the signature page.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a) List of Financial Statements filed herewith.

                                 Page 14 of ___

(b) List of Exhibits.

         Index to Exhibits

3.1   Certificate of Incorporation*
3.2   By-Laws*
4.1   Form of Warrant Certificate*
10.1  Exclusive Distribution Agreement with Vitahealth Scientific, Inc.*
27    Financial Data Schedule

----------------------
* Previously filed

                                 Page 15 of ___

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ........      VIRILITEC INDUSTRIES, INC.




Date:        10/20/99                                /s/ BELLA ROTH
                                    ........      Bella Roth,
                                                  President and Chairman




Date:        10/20/99                                /s/  MOSHE LAUFER
                                    ........      Moshe Laufer,
                                                  Secretary, Treasurer
                                                  and Director


Date:

                                    ........      Arnold A. Lipton,
                                                  Vice President

                                 Page 16 of ___

                                           INDEPENDENT AUDITOR'S REPORT


Virilitec Industries Inc.
100 Cedarhurst ave. Suite 201
Cedarhurst, NY 11516

We have audited the accompanying balance sheet of Virilitec Industries Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period August 11, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virilitec Industries Inc. (a development stage company) as of December 31, 1998, and the results of its operations and its cash flows for the period August 11, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.



                                      Morgenstern & Alexander
                                      Certified Public Accountants


February 10, 1999
New York, NY

                           VIRILITEC INDUSTRIES INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          100 CEDARHURST AVE. SUITE 201

                           CEDARHURST, NEW YORK 11516


                              FINANCIAL STATEMENTS


                         FOR THE PERIOD AUGUST 11, 1998

                        (INCEPTION) TO DECEMBER 31, 1998

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1998



                                                          ASSETS



Current Assets:
  Cash                                                 $   6,279
  Equipment, at cost                                       3,600
  License fee                                              8,500
  Miscellaneous                                              400
  Deferred stock issuance costs                           22,790
                                                        --------

     Total                                             $  41,569
                                                        --------


                                        LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Accounts payable and accrued expenses                $     881
                                                        --------

    Total Liabilities                                  $     881
                                                        --------

Commitments and other matters

Stockholders' Equity:

Common stock, $.0001 par value;  20,000,000 shares authorized;  4,608,000 shares issued and outstanding, of which 3,175,000
 shares are restricted shares                                461

 Additional paid-in capital                              119,010
                                                         119,471
 Deficit accumulated during the development stage        (78,783)

    Total Stockholders' Equity                            40,688

      Total Liabilities &
       Stockholders' Equity                           $   41,569
                                                       =========





The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                         FOR THE PERIOD AUGUST 11, 1998
                        (INCEPTION) TO DECEMBER 31, 1998





Sales                                              $    -


Costs and expenses:

 Officer's salary                                     (14,615)

 Other compensation expense                           (52,500)

 General and administrative expenses                  ( 1,586)

 Compensation of international counsel                (10,096)

Interest income                                            14


     Net Loss and deficit accumulated
       during the development stage                $  (78,783)
                                                    ==========

The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                         FOR THE PERIOD AUGUST 11, 1998
                        (INCEPTION) TO DECEMBER 31, 1998


                                                         Deficit
                           Common Stock                Accumulated
                         $.0001 Par Value  Additional  During The
                                           Paid - In   Development
                           Shares  Amount   Capital       Stage

Common stock issued in     3,100,000 $  310  $(  310)
connection with the
formation of the Company

Common stock issued          933,000     98   41,412

Contributed services:
  Officer's salary                            14,615
  Rent                                           750
  Other comp. expenses       525,000     52   52,448
  Compensation of
  international counsel       50,000      1   10,095

Net loss -
August 11, 1998 through
December 31, 1998                                      $   (78,783)
                          ---------- ------  -------   ------------

Balance-December 31, 1998  4,608,000 $  461 $119,010   $   (78,783)
                          ========== ====== ========   ============


The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                         FOR THE PERIOD AUGUST 11, 1998
                        (INCEPTION) TO DECEMBER 31, 1998


Cash Flows From Operating Activities

  Net loss                                              $ (78,783)
  Adjustments to reconcile net
   loss to net cash used in operating
   activities:
    Contributed services                                   77,961
    Changes in operating assets
     and liabilities:
     Miscellaneous                                         (  400)
     Accrued expenses                                         881
     Deferred stock issuance costs                        (22,790)
                                                        ----------
         Net cash used in operating
      activities                                          (23,131)



Cash Flows From Investing Activities

   Capital expenditures                                    (3,600)
   License fee                                             (8,500)

         Net cash used in investing
      activities                                          (12,100)


Cash Flows From Financing Activities

  Stock offering                                           41,510
         Net cash from financing activities                    41,510

  Net increase in cash                                      6,279

  Cash at beginning of period                                -0-

  Cash at end of period                               $     6,279
                                                        =========


The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

THE COMPANY
Virilitec Industries Inc. (the Company) was incorporated on August 11, 1998 with total authorized shares of 20,000,000, par value $.0001. The Company was formed to license and distribute a line of bioengineered virility supplements. Initially, the Company intends to market its product in international markets, using independent sales agents. The Company is in the development stage and its efforts through December 31, 1998 have been principally devoted to organizational activities and raising capital. Management anticipates incurring additional losses as it pursues its organizational and development efforts. The Company's stock offering was closed on April 6, 1999. The company believed it raised sufficient funds from the offering to finance its operations. The Company also believes it will be able to obtain any additional funds required.

SIGNIFICANT ACCOUNTING POLICIES

Use Of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation
Equipment, primarily computers, is depreciated by the straight-line method over its estimated useful life. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Amortization
The licensing fee will be amortized on the straight-line basis over the life of the agreement. All mandatory additional annual payments will be charged to operations as they become due.

Stock issuance costs
Stock issuance costs represent expenses related to the Company's offering. These expenses include the direct costs of the offering such as legal, filing fees, printing and related consulting fees. These costs will be deducted from the proceeds of the offering upon its completion.

Stock Offering
The Company is  conducting  an offering of up to 460,000 units at $1.00 per unit. Each unit entitles the holder to one (1) share of common stock, $.0001 par value and one (1) redeemable Class A warrant entitling the holder to purchase one (1) share of restricted common stock at an exercise price of $10.00 per share.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has issued an aggregate of 525,000 shares of stock to certain officers and directors in exchange for present and anticipated management services. The stock has been recorded at its estimated fair value of $.10 per share. The Company later issued an aggregate of 50,000 shares to consultants in exchange for services. The stock has been recorded at its estimated fair value of $.70 per share with a corresponding amount as compensation expense.

CAPITALIZATION

The Company currently has 4,608,600 shares of common stock outstanding, of which management owns 3,675,000. Included in the 3,675,000 shares owned by directors and company management are 3,175,000 shares of restricted shares as defined in the Securities Act of 1933 and the regulations thereunder. Management which owns 3,125,000 restricted shares has agreed not to sell any of such shares for a period of one year following the final closing of the Stock Offering referred to above.

OPTIONS

The Company has granted to stock options to certain officers and directors to purchase additional shares of restricted common stock of the Company as follows:
                                                       Exercise
Option Holders                   Number of Options Price (Per Share)
--------------                   ----------------- -----------------
President and Chairman                 175,000             2.50
of Board of Directors
President                              150,000             4.00
Vice President/Director                 25,000             2.00
Vice President/Director                 50,000             3.00
Secretary/Treasurer and Director        25,000             2.50
Secretary/Treasurer and Director        50,000             4.00

Under the terms of the Company's licensing agreement, the Company has also agreed to grant stock options to its manufacturer to purchase up to 300,00 additional restricted shares of the common stock of the Company for a period of five years beginning October 31, 1999 according to the following schedule:

                                                     Exercise
Effective Date              Number of Shares     Price (Per Share)
--------------              ----------------     -----------------
10/31/1999                       100,000            10.00
03/31/2000                       100,000            10.00
10/31/2000                       100,000            10.00

This options shall become effective only in the event the licensing and distribution agreement between the Company and the manufacturer is still in effect on the date the options are due to be effective.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

LICENSING AND DISTRIBUTION AGREEMENT

The Company has entered into a fifty (50) year licensing and distribution agreement, whereby the Company was granted exclusive rights to distribute a certain nutritional supplement designed to enhance human male sperm count and potency. Under the terms of the agreement, the Company's independent sales agents will place orders directly with the manufacturer, which will fill such orders. The sales agents will pay the manufacturer upon order placement, and the manufacturer, acting as collections agent for the Company, will forward the Company's portion of sales proceeds to the Company. The manufacturer has agreed to periodic review of its order receipts in order to ensure that the Company is receiving its appropriate revenue.

The Company has paid an initial non-refundable one time licensing fee of $8,500. The Company will also pay an annual licensing fee of $10,000, commencing on 90 days after the product is manufactured and delivered and each year thereafter, on the anniversary of the first payment's due date as long as the licensing and distribution agreement has not been terminated before the date such payment is due. The Company's agents are required to pay the manufacturer $1.85 for each unit of the product sold of which the manufacturer retains $1.45 and forwards $.40 to the company. The parties have agreed to certain minimum sales and production quotas. If either the company or the manufacturer fail to meet the minimum sales and production quotas, either party may terminate the agreement without penalties.

COMMITMENTS

The Company maintains its corporate offices rent free at an office of one of its shareholders at 100 Cedarhurst Ave. Suite 201, Cedarhurst, NY 11516. The Company has agreed to either sublet the space it is currently using at a cost of $150 monthly, or relocate its office to another location. Management anticipates that the monthly rental cost of another item should be no more than $500. The company included rent expense of $150 a month in the General and Administrative expenses with a corresponding amount in paid in capital.

The president of the company will receive an annual salary of $40,000. The President has waived payment, accordingly, the pro-rata amount is included in general and administrative expenses with a corresponding amount in paid in capital.

On September 18, 1998, the Company entered into an agreement with an individual to perform the duties of international counsel for a period of one year in exchange for 50,000 shares of company stock. The total fair market value of the shares and services has been determined to be $35,000; accordingly, the pro-rata portion of this amount has been charged to compensation expense with corresponding amounts charged to stock and paid-in capital.

                            VIRILITEC INDUSTRIES INC.

                          (A DEVELOPMENT STAGE COMPANY)

                          100 CEDARHURST AVE. SUITE 201

                           CEDARHURST, NEW YORK 11516


                              FINANCIAL STATEMENTS


                         FOR THE PERIOD AUGUST 11, 1998

                           (INCEPTION) TO MAY 31, 1999

Virilitec Industries Inc.
100 Cedarhurst ave. Suite 201
Cedarhurst, NY 11516

I have reviewed the accompanying balance sheet of Virilitec Industries Inc. (a development stage company) as of May 31, 1999 and the related statements of operations and accumulated deficit, stockholders equity and cash flows for the five months then ended, in accordance with Statements on Standards for Accounting an Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Virilitec Industries Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



                                      /s/ Joseph Morgenstern
                                      Certified Public Accountant

July 12, 1999
New York, NY

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  MAY 31, 1999



                                                          ASSETS



Current Assets:
  Cash                                                 $     340
  Equipment, at cost                                       3,600
  License fee                                              8,500
  Miscellaneous                                              400
                                                        --------

     Total Assets                                      $  12,840
                                                        --------


                                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable and accrued expenses                $     822
  Due to Officer                                             660
                                                        --------

    Total Liabilities, all current                     $   1,482
                                                        --------

Commitments and other matters

Stockholders' Equity:

Common stock, $.0001 par value;  20,000,000
shares authorized;  4,667,100 shares
issued and outstanding, of which 3,175,000
shares are restricted shares                                 467

 Additional paid-in capital                              169,016
                                                         169,483
 Deficit accumulated during the development stage       (158,125)

    Total Stockholders' Equity                            11,358

      Total Liabilities &
       Stockholders' Equity                           $   12,840
                                                       =========

See accountant's report.
The accompanying notes are an integral part of these financial statements.

                           VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                             AND ACCUMULATED DEFICIT
                     FOR THE FIVE MONTHS ENDED MAY 31, 1999
                         AND THE PERIOD AUGUST 11, 1998
                           (INCEPTION) TO MAY 31, 1999


                                       Five Months  August 11, 1999
                                          Ended     (Inception) To
                                       May 31, 1999   May 31, 1999

Sales                                  $   -0-         $   -0-

Costs and expenses:

 Officer's salary                        (16,667)       (31,282)

 Other compensation expense                 -           (52,500)

 Management fees                         (38,500)       (38,500)

 Compensation expense of
 international counsel                   (14,135)       (24,231)

 General and administrative
    expenses                              (4,260)        (5,846)

  Travel                                  (5,780)        (5,780)

Interest income                             -0-              14

     Net Loss                            (79,342)       (70,394)

Accumulated deficit,
 beginning of period                     (78,783)          -0-

Accumulated deficit,
 end of period                         $(158,125)     $(158,125)
                                       ==========     ==========


See accountant's report.
The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                         FOR THE PERIOD AUGUST 11, 1998
                           (INCEPTION) TO MAY 31, 1999


                                                         Deficit
                           Common Stock                Accumulated
                         $.0001 Par Value  Additional  During The
                                           Paid - In   Development
                           Shares  Amount   Capital       Stage

Common stock issued in     3,100,000 $  310  $(  310)
connection with the
formation of the Company

Common stock issued          933,000     93   41,417

Contributed services:
  Officer's salary                            14,615
  Rent                                           750
  Other comp. expenses       525,000     52   52,448
  Compensation of
  international counsel       50,000      5   10,091

Net loss -
August 11, 1998 through
December 31, 1998                                      $   (78,783)
                          ---------- ------  -------   ------------

Balance-December 31, 1998  4,608,000    461  119,010       (78,783)
                          ---------- ------ --------   ------------

Common stock issued            4,100          4,400

Contributed services:
  Officer's salary                           16,667
  Rent                                          750
  Management fees             55,000     6   38,494
  Compensation of
   international counsel                     14,135

Stock issuance costs                        (24,440)

Net loss -
five months ended
May 31, 1999                                               (79,342)
                          ---------- ------  -------   ------------

Balance - May 31, 1999     4,667,100 $  467 $169,016   $  (158,125)
                          ========== ====== ========   ============






See accountant's report.
The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE FIVE MONTHS ENDED MAY 31, 1999
                         AND THE PERIOD AUGUST 11, 1998
                           (INCEPTION) TO MAY 31, 1999


                                        FIVE MONTHS  AUGUST 11, 1998
                                           ENDED      (INCEPTION) TO
                                       MAY 31, 1999    MAY 31, 1999

Cash Flows From Operating Activities
  Net loss                                 $(79,342)  $(158,125)
  Adjustments to reconcile net
   loss to net cash used in operating
   activities:
    Contributed services                     70,052     148,013
    Changes in operating assets
     and liabilities:
     Miscellaneous                             -         (  400)
     Accrued expenses                           601       1,482
                                           ---------  ---------

     Net cash used in operating
      activities                             (8,689)     (9,030)
                                           ---------  ----------

Cash Flows From Investing Activities
   Capital expenditures                         -        (3,600)
   License fee                                  -        (8,500)
                                             --------  --------

         Net cash used in investing
      activities                                -       (12,100)
                                             --------  ---------

Cash Flows From Financing Activities
  Stock offering                              4,400      45,910
  Cost of stock offering                     (1,650)    (24,440)
                                            --------   ---------

         Net cash from financing
      activities                              2,750      21,470
                                            -------   ----------

  Net increase (decrease) in cash            (5,939)        340

  Cash at beginning of period                 6,279        -0-

  Cash at end of period                 $       340  $      340
                                          =========   =========

Supplemental Disclosure of
Noncash Investing and Financing Activities:

Deferred stock offering costs of $22,790 were offset against the proceeds of the stock offering when it closed during April of 1999.


See accountant's report.
The accompanying notes are an integral part of these financial statements.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 1999

THE COMPANY
Virilitec Industries Inc. (the Company) was incorporated on August 11, 1998 with total authorized shares of 20,000,000, par value $.0001. The Company was formed to license and distribute a line of bioengineered virility supplements. Initially, the Company intends to market its product in international markets, using independent sales agents. The Company is in the development stage and its efforts through May 31, 1999 have been principally devoted to organizational activities and raising capital. Management anticipates incurring additional losses as it pursues its organizational and development efforts. The Company's stock offering was closed on April 6, 1999. The Company believed it raised sufficient funds from the offering to finance its operations. Company also believes it will be able to obtain any additional funds required.

SIGNIFICANT ACCOUNTING POLICIES

Use Of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation
Equipment, primarily computers, is depreciated by the straight-line method over its estimated useful life. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Amortization
The licensing fee will be amortized on the straight-line basis over the life of the agreement. All mandatory additional annual payments will be charged to operations as they become due.

Stock issuance costs
Stock issuance costs represent expenses related to the Company's offering. These expenses include the direct costs of the offering such as legal, filing fees, printing and related consulting fees. These costs were deducted from the proceeds of the offering.

Stock  Offering
The Company is conducting an offering of up to 460,000 units at $1.00 per unit. Each unit entitles the holder to one (1) share of common stock, $.0001 par value and one (1) redeemable Class A warrant entitling the holder to purchase one (1) share of restricted common stock at an exercise price of $10.00 per share.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 1999

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has issued an aggregate of 525,000 shares of stock to certain officers and directors in exchange for present and anticipated management services. The stock has been recorded at its estimated fair value of $.10 per share. The Company later issued an aggregate of 105,000 shares to consultants in exchange for services. The stock has been recorded at its estimated fair value of $.70 per share with a corresponding amount as compensation expense.

CAPITALIZATION

The Company currently has 4,667,100 shares of common stock outstanding, of which management owns 3,675,000. Included in the 3,675,000 shares owned by directors and company management are 3,175,000 shares of restricted shares as defined in the Securities Act of 1933 and the regulations thereunder. Management which owns 3,125,000 restricted shares has agreed not to sell any of such shares for a period of one year following the final closing of the Stock Offering referred to above.

OPTIONS

The Company has granted stock options to certain officers and directors to purchase additional shares of restricted common stock of the Company as follows:
                                                       Exercise
Option Holders                   Number of Options Price (Per Share)
--------------                   ----------------- -----------------
President and Chairman
of Board of Directors                  175,000             2.50
President                              150,000             4.00
Vice President/Director                 25,000             2.00
Vice President/Director                 50,000             3.00
Secretary/Treasurer and Director        25,000             2.50
Secretary/Treasurer and Director        50,000             4.00

Under the terms of the Company's licensing agreement, the Company has also agreed to grant stock options to its manufacturer to purchase up to 300,000 additional restricted shares of the common stock of the Company for a period of five years beginning October 31, 1999 according to the following schedule:

                                                     Exercise
Effective Date              Number of Shares     Price (Per Share)
--------------              ----------------     -----------------
10/31/1999                       100,000            10.00
03/31/2000                       100,000            10.00
10/31/2000                       100,000            10.00

This options shall become effective only in the event the licensing and distribution agreement between the Company and the manufacturer is still in effect on the date the options are due to be effective.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 1999



LICENSING AND DISTRIBUTION AGREEMENT

The Company has entered into a fifty (50) year licensing and distribution agreement, whereby the Company was granted exclusive rights to distribute a certain nutritional supplement designed to enhance human male sperm count and potency. Under the terms of the agreement, the Company's independent sales agents will place orders directly with the manufacturer, which will fill such orders. The sales agents will pay the manufacturer upon order placement, and the manufacturer, acting as collections agent for the Company, will forward the Company's portion of sales proceeds to the Company. The manufacturer has agreed to periodic review of its order receipts in order to ensure that the Company is receiving its appropriate revenue.

The Company has paid an initial non-refundable one time licensing fee of $8,500. The Company will also pay an annual licensing fee of $10,000, commencing on 90 days after the product is manufactured and delivered and each year thereafter, on the anniversary of the first payment's due date as long as the licensing and distribution agreement has not been terminated before the date such payment is due. The Company's agents are required to pay the manufacturer $1.85 for each unit of the product sold of which the manufacturer retains $1.45 and forwards $.40 to the company. The parties have agreed to certain minimum sales and production quotas. If either the company or the manufacturer fail to meet the minimum sales and production quotas, either party may terminate the agreement without penalties.

COMMITMENTS

The Company maintains its corporate offices rent free at an office of one of its shareholders at 100 Cedarhurst Ave. Suite 201, Cedarhurst, NY 11516. The Company has agreed to either sublet the space it is currently using at a cost of $150 monthly, or relocate its office to another location. Management anticipates that the monthly rental cost of another item should be no more than $500. The company included rent expense of $150 a month in the General and Administrative expenses with a corresponding amount in paid in capital.

The president of the company will receive an annual salary of $40,000. The President has waived payment, accordingly; the pro-rata amount is included in general and administrative expenses with a corresponding amount in paid in capital.

                            VIRILITEC INDUSTRIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 1999



COMMITMENTS (CONTINUED)

On September 18, 1998, the Company entered into an agreement with an individual to perform the duties of international counsel for a period of one year in exchange for 50,000 shares of company stock. The total fair market value of the shares and services has been determined to be $35,000; accordingly, the pro-rata portion of this amount has been charged to compensation expense with corresponding amounts charged to stock and paid-in capital.

The Company has also hired an individual to act as its local agent in the State of Israel. The agent's duties will include supervising the completion of the new manufacturing facility of its supplier, reviewing applications for local licenses and approvals, as well as overseeing the initial product runs and testing for quality control. The agreement will terminate at the later of either March 31, 2000, or 45 days after the aforementioned manufacturing facility is operational and delivers its first shipment to the Company. The Company has issued 55,000 shares to the agent as compensation for these services. The value of these services has been determined to be $38,500 and has been recorded as an expense with corresponding offsets to common stock and paid-in capital.

October 21, 1999

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

                  Re:      Virilitec Industries, Inc. --
                           Form 10-SB filed March 29, 1999;
                           File number 0-25659

Gentlemen:

                  Following are responses to the comment letter dated August 26,
1999  (the  "Letter")  prepared  by the  staff of the  Securities  and  Exchange
Commission (the "Staff") relating to the above referenced registration statement. Capitalized terms used herein that are not defined have the meanings given them in the registration statement. Each number paragraph below corresponds to the numbered paragraph in the Letter. The page references below correspond to page numbering of the registration statement filed herewith. Enclosed supplementally for your convenience is a marked copy of the registration statement marked to show changes from the previous filing.

                  1. The "Summary compensation Table" in Item 6, "Executive Compensation" as well as the text in the paragraph immediately above it has been revised to agree with the compensation recording and the revised Statement of Operations.

                  2. The December 31, 1998 Financial Statements has been revised as requested.

                  3. As per my conversation with Mr. Adames, the requested changes have been made.

                  4. The requested change has been made.

         I believe we have now addressed all of the Staff's comments in conformity with its views. Accordingly, we respectfully request the issuance of a "no further comment" letter. If the Staff has any questions regarding the contents of this letter or the accompanying filing that may not rise to the level of necessarily requiring another comment letter, I respectfully request the opportunity to discuss such matters with the Staff so as to perhaps obviate the need for additional correspondence thereby expediting the review process. I can be reached at (212) 685-7600 ext. 3006.

                                                        Very truly yours,


                                                        Irving Rothstein


IR/rs